January 27, 2025

Gerard Kim Meng Lim
Chief Executive Officer
Agroz Inc.
No. 2, Lorong Teknologi 3/4A
Taman Sains Selangor, Kota Damansara
47810 Petaling Jaya, Selangor, Malaysia

       Re: Agroz Inc.
           Registration Statement on Form F-1
           Filed January 16, 2025
           File No. 333-284322
Dear Gerard Kim Meng Lim:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed January 16, 2025
Cover Page

1. It appears you are registering the Shares underlying the Representative's Warrants.
       Please clarify on the cover page that these shares are also being registered.
Capitalization, page 32

2. Please include a line item for Redeemable convertible preference shares as part of the indebtedness in the table.
Dilution, page 33

3. Please provide us with your calculation for determining the historical net tangible book value as shown in the dilution table.
 January 27, 2025
Page 2

Executive Compensation, page 80

4. Please provide the executive compensation for fiscal year ended December 31, 2024, required by Item 4.a of Part I of Form F-1 and Item 6.B of Form 20-F. Exhibits
Exhibit Number 5.1, page II-4

5. We note that the validity opinion provided in Section 5.2 is "[s]ubject to the number of Securities never exceeding the authorised share capital of the Company available for issuance." Counsel may not assume that the registrant has sufficient authorized shares to issue the registered securities. Please revise the opinion to remove this inappropriate assumption. Please refer to Section II.B.3.a of Staff Legal Bulletin No.
       19. Additionally, to the extent you are registering the Shares underlying the
       Representative's Warrants, please ensure the opinion of Cayman Islands counsel covers these Shares.
Exhibit Number 5.2, page II-4

6. We note the enforceability opinion for the Representative's Warrants assumes "the due
       authorization, execution and delivery of such Representative   s
Warrants." Counsel
       may not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities being registered. Please revise the opinion to remove this inappropriate assumption. Please refer to Section II.B.3.a of
       Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Ross Carmel, Esq.